

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Fion Wenjuan Zhou
Chief Financial Officer
Niu Technologies
No.1 Building, No. 195 Huilongguan East Road,
Changping District, Beijing 102208
People's Republic of China

> **Re: Niu Technologies**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 21, 2023**
> **File No. 001-38696**

Dear Fion Wenjuan Zhou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Provisions Required from the PRC Government Authorities for Our Operations, page 8

1. Please expand your discussion to address the following, specifically beginning with stating affirmatively whether you have received all requisite permissions or approvals, etc.:

    •   Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

2.   With regard to your discussion of the new CSRC Overseas Listing Trial Measures which took effect on March 31, 2023, please disclose how, if at all, the Overseas Listing Trial Measures apply to you, your subsidiaries and the VIE and its subsidiaries and whether all relevant parties have complied with your obligations under the Overseas Listing Trial Measures, and the risks to investors of non-compliance.

Risks Related to Doing Business in China
The PRC government's significant oversight over our business operation could result in a material adverse change in our operations , page 43

3.   Please expand the discussion in the second sentence to clarify that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Reference is made to your disclosure in the second to last paragraph on page 4.

Risks Related to Our ADSs
Certain judgments obtained against us by our shareholders may not be enforceable, page 58

4.   In addition to this Risk Factor disclosure, please provide a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgments against your officers and directors who appear to be located in China.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

5.   We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly

detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

6.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

7.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Item 19. Exhibits, page Exhibits

8.   Refer to the Certifications of the Chief Executive Officer and Chief Financial Officer at Exhibits 13.1 and 13.2, respectively. We note the first paragraph of each exhibit refers to the prior year ended December 31, 2021, rather than the current year ended December 31, 2022. Please amend your December 31, 2022 Annual Report on Form 20-F in its entirety to properly include corrected Exhibits 13.1 and 13.2. We refer you to Compliance & Disclosure Interpretations ("C&DIs") Section 246.14 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Contact Jennifer Thompson at (202) 551-3737 or Chris Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing